SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re Four International Banks Select MTS Applications Suite to Manage Telecommunications Expenses and Improve Efficiency dated December 1, 2005.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

Four   International   Banks   Select   MTS   Applications   Suite   to   Manage
Telecommunications Expenses and Improve Efficiency

Thursday December 1, 8:30 am ET

- Banks to Use the MTS Telecommunications Expense Management Solution to Manage Expenses on Three Continents -

RA'ANANA, Israel, Dec. 1 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, announced today that four international banks have selected its Applications Suite to manage their telecommunications expenses on three continents. The MTS Applications Suite will be installed as part of each banking institution's telecommunications expense management (TEM) platform.

The banks -- one based in Switzerland, one in Hong Kong, and two in the United States -- have selected the MTS Applications Suite to help them analyze why their telecommunications expenses are so high. The banks' existing systems did not have the means to automatically check usage, allocate expenses to various departments/accounts, verify rates relative to contract terms and, most importantly, verify billing errors. Employing MTS' telecommunications expense management solution will enable these banks to save money directly by preventing billing errors, improving operations costs and resources, as well as will improve their vendor and partner relations.

MTS' full-featured, customized TEM solution has been implemented in various enterprise settings and demonstrated the ability to uncover errors that result in huge savings for the respective enterprise. In fact, many enterprises and organizations have found that using TEM solutions not only provides automatic in-depth examination of telecommunications expenses, but also enables them to improve efficiency and performance of their IT operations overall. It further provides the enterprises with a learning procedure for making effective use of their telecommunications tools, thereby educating them into new approaches for discovering unchecked expenses.

"The MTS telecommunications expense management solution is a natural fit for the banking industry," said Hanoch Magid, MTS, Vice President Sales and Marketing. "Given all the communications that transpire between departments, vendors and partners for any one banking transaction, the opportunity for error is great. Research shows that an average enterprise overpays its telecom bills by 8% to 20% due to errors such as wrong rates, duplicate bills, incorrect taxes, inaccurate charges, obsolete or unused equipment, and more. In fact, statistics show that billing errors of 12% or greater often go undetected for several months, which for a multi-location bank can translate into millions of dollars in avoidable expense. In order to recover this estimated loss, enterprises must allocate many resources to manage contracts and control their complex invoicing conditions, including service level agreements (SLA), rates, and other associated records, in addition to verifying communications' usage."

MTS' TEM solution features an automated simplified tool for managing, monitoring and routing invoices for payment or correction. Invoice data is transmitted from all sources, including calling cards, purchase orders, mobile lines and landlines, and automatically analyzed relative to real usage, thereby reducing overhead costs caused by invoice discrepancies, disputes and errors. Therefore, the service provider is able to realize a quick positive return on investment
(ROI).

Mr. Magid added, "Many services and resources in a bank setting are no longer in use or obsolete, yet the bank continues to pay maintenance and service contracts for them because the expense isn't verified. Our TEM solution is designed to catch such discrepancies and alert the appropriate person or persons in the bank, eliminating disputes and reducing expenses."

MTS' TEM solution is comprised of a number of modules that work in tandem to manage all telecommunications expenses. For example, the Assets Management module analyses the enterprise's assets, facilities, and inventory, where they are located, and what is their current condition and utilization. The Budget Control module tracks and checks assets with their respective contracts for maintenance, service plans, inventories and renewals, and issues a proactive alert in the event a discrepancy or predefined exception is found. The Traffic Analysis module ensures that all the resources are used effectively. And lastly, the Invoice Management module facilitates full bill reconciliation, verifying charges with actual contracts and usage. Process controls are maximized when MTS' customizable process engine is utilized to define all Invoice Management process steps, rules and data flow, as well as monitor and adjust them according to the bank's individual business policies. Because of its modular infrastructure, the system can be purchased on a modular basis and expanded as the organization grows or desires additional features.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self- provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
      Company                               Investor Relations:
      Shlomi Hagai                          Kathy Price
      Corporate COO & CFO                   Managing Director
      MTS - MER Telemanagement Solutions    The Global Consulting Group
      Tel: +972-9762-1733                   Tel: +1 646-284-9430
      Email: Shlomi.Hagai@mtsint.com        Email: kprice@hfgcg.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                 Eytan Bar
                                                 President and
                                                 Chief Executive Officer



Date:  December 1, 2005